EXHIBIT 99.24

Consent of Expert

In connection with the Annual Report on form 40-F for the year ended December 31, 2018 (the “Form 40-F”) of Alio Gold Inc., I, Gordon Zurowski, P.Eng. hereby consent to the use of my name in connection with the references to the mineral reserve and resource estimates for the Ana Paula Project and to the technical report entitled “Ana Paula Project, NI 43-101 Technical Report, Amended Preliminary Feasibility Study, Guerrero, Mexico”, dated June 7, 2017 (collectively, the “Technical Information”) and to the incorporation by reference of references to, and summaries of, the Technical Information in the Form 40-F.

“Gordon Zurowski”
Signature of Qualified Person

Gordon Zurowski, P.Eng.
Name of Qualified Person

Principal Mine Manager

AGP Mining Consultants Inc.

Title of Qualified Person

March 19, 2019